Exhibit 99.1

News Release

August 5, 2022

TELUS reports excellent operational and financial results for second quarter 2022

Industry-leading total Mobile and Fixed customer growth of 247,000, up 24,000 over last year and our strongest second quarter on record, driven by higher year-over-year customer growth across our portfolio of leading Mobile and Fixed services

Leading customer growth reflects strong demand for our superior bundled offerings over world-leading broadband networks and leading customer loyalty results, including Blended Mobile Phone Churn of 0.81 per cent

Consolidated Revenue, Adjusted EBITDA, Net Income and Earnings Per Share growth of 7.1 per cent, 8.9 per cent, 45 per cent and 36 per cent, respectively, reflecting consistent execution excellence; Adjusted Net Income and Earnings Per Share of 21 per cent and 23 per cent, respectively

Continued operating momentum in our high-growth, technology-oriented verticals with robust Revenue growth across TELUS International, TELUS Health and TELUS Agriculture & Consumer Goods

Shareholders of LifeWorks approve our proposed acquisition; transaction to add significant scale, strengthening TELUS Health’s position as a leading global provider of digital primary and preventative healthcare, mental health and wellness solutions for employers

Quarterly dividend declared of $0.3386 per share, up 7.1 per cent over the same period last year, supported by leading Adjusted EBITDA growth and significant expected future cash flow expansion beginning in 2023

Vancouver, B.C. – TELUS Corporation today released its unaudited results for the second quarter of 2022. Consolidated operating revenues and other income increased by 7.1 per cent over the same period a year ago to $4.4 billion. This growth was driven by higher service revenues in our two reportable segments: TELUS technology solutions (TTech) and Digitally-led customer experiences – TELUS International (DLCX). TTech service revenue growth was driven by higher mobile network revenues, increased internet and data service revenues, growth in agriculture and consumer goods service revenues, and growth in health services revenues. Increased DLCX revenues resulted from organic growth from both expanded services for existing clients and growth from new clients. See Second Quarter 2022 Operating Highlights within this news release for a discussion on TTech and DLCX results.

"In the second quarter, the TELUS team once again demonstrated continued execution excellence, characterized by the consistent combination of industry-leading customer growth, resulting in strong operational and financial results across our business," said Darren Entwistle, President and CEO. “Our robust performance reflects the potency of our globally leading broadband networks and customer-centric culture, which enabled record second quarter total customer additions of 247,000. This included strong mobile phone net additions of 93,000, our best second quarter result since 2011, and industry-leading total fixed net additions of 62,000, an all-time second quarter record for TELUS. Our leading customer growth is underpinned by our consistent, industry-best client loyalty across our mobile and fixed product lines. Notably, again this quarter, blended mobile phone, PureFibre internet, Optik TV, security and voice churn were all below one per cent. Moreover, our industry-leading postpaid mobile phone churn of 0.64 per cent was unchanged over the prior year period, and represents the seventh quarter out of the last 10 below 0.80 per cent.”

“Our results are backed by our highly differentiated and powerful asset mix geared towards high-growth, technology-oriented verticals,” continued Darren. “Earlier today, TELUS International (TI) once again announced strong double-digit revenue growth, coupled with leading profitability and strong cash flow in the second quarter. TI’s continued robust results demonstrate its consistent execution, attractive end-to-end digital capabilities, and position TI as a leading partner of choice for premier digital customer experiences and IT services for its enviable list of clients around the world. At TELUS Health, our team drove attractive year-over-year health services revenue growth, while continuing to meaningfully scale our health operations as we improve health outcomes for citizens through access to better health information. This includes our healthcare programs covering more than 22 million lives, an increase of 24 per cent on a year-over-year basis, along with executing 145 million digital health transactions during the quarter, up 6 per cent over last year, and earning 1.4 million new virtual healthcare members in the last 12 months, increasing our virtual healthcare members to 3.6 million, up 64 per cent over the prior year. At TELUS Agriculture & Consumer Goods, our team drove agriculture and consumer goods services revenue growth of 40 per cent over the same period last year, as a result of our team’s ongoing efforts to integrate and grow this compelling global business. This result is illustrative of the significant value we are creating as the leading provider of agriculture and consumer goods technology solutions around the world, where we are advancing the sector’s efficiency and effectiveness, including food quality production and waste reduction, through data analytics.”

“Our consistently strong operating and financial performance is buttressed by our highly engaged team who are passionate about delivering superior service offerings and digital capabilities over our world-leading wireless and PureFibre broadband networks,” Darren further commented. “More than ever before, Canadians value fast, reliable connections, and the consistent recognition from a range of independent organizations reinforces the superiority of TELUS’ world-leading networks. Notably, in June, TELUS was once again named the fastest internet service provider in Canada by U.S.-based PCMag, for the third consecutive year. In addition, U.S.-based Ookla once again named TELUS the fastest mobile service provider in Canada for the tenth consecutive time. These acknowledgements, alongside the numerous other third-party network awards our skilled and dedicated team has earned, reinforces TELUS’ leadership in terms of offering customers the fastest, most expansive and reliable service in Canada across both our wireless and PureFibre networks. Moreover, this recognition of the leadership of TELUS’ national broadband networks underscores the value of our significant generational investments in world-leading network technologies, including our ongoing accelerated broadband expansion program through the end of 2022, which will continue to drive extensive socio-economic benefits to Canadians from coast-to-coast.”

“Our acquisition of LifeWorks, announced in June and approved yesterday by Lifeworks’ shareholders, will enable us to combine the respective skills and capabilities of LifeWorks and TELUS Health, creating a globally leading, end-to-end, digital-first employee primary and preventative healthcare, mental health and wellness platform covering more than 50 million lives in Canada and beyond. Customers will benefit from our team’s steadfast focus on providing exceptional customer experiences over our world-leading broadband networks, our consolidated engineering talent that will incorporate best-in-class data platform technologies to positively impact health outcomes for employees and their families, and our significantly expanded economies of scope and scale. This includes complementing LifeWorks’ international relationships with TI’s proven expertise in digital transformation and client service excellence, as well as their expansive client base and delivery teams spanning 28 countries, to extend our offerings to customers well beyond Canada. Our combined organizations, guided by a shared set of values, will provide employers with simple, convenient and effective, data-driven primary and preventive care solutions for employees and their families to proactively manage their health and wellness, including their mental health, so that they can lead their healthiest and most productive professional and personal lives. Following LifeWorks’ shareholder approval, we remain highly confident in receiving the appropriate regulatory approvals and, in turn, closing this transaction on or about the fourth quarter of 2022, and look forward to welcoming LifeWorks’ employees and customers into our TELUS Health family,” said Darren.

“Our TELUS team continues to bring our Give Where We Live philosophy to life, day-in and day-out,” concluded Darren. “By way of example, thus far in 2022, 65,000 TELUS team members, retirees and their families have volunteered for our 17th annual TELUS Days of Giving, now celebrated in 20 countries globally. It is thanks to our passionate and dedicated team that TELUS is the most giving company in the world and well on our way to achieving our goal of contributing 1.4 million hours of volunteerism in 2022 to improve outcomes for people in-need across the globe.”

Doug French, Executive Vice-president and CFO said, “Our second quarter results showcase our consistent execution excellence and leading asset mix across our telecom and technology-oriented verticals. Indeed, these strong financial and operating results are powered by our leading customers first culture along with a longstanding focus on operational efficiency and effectiveness. In that regard, consolidated EBITDA margin expanded by 90 basis points over the same quarter a year ago, or by 70 basis points on an Adjusted EBITDA basis. This margin expansion is driven by higher margins in our two reportable segments, benefitting from our ongoing investments in simplification and digitization which are both enhancing the customer experience, while improving our cost structure on a permanent basis. Furthermore, consolidated Adjusted EBITDA growth in the second quarter of 2022 demonstrated strong sequential growth as we progress as planned towards our annual target of 8 to 10 per cent.”

“During the second quarter, we continued to execute against our accelerated capital expenditure program, now in the final year before capital expenditures decline significantly beginning in 2023 to an anticipated annual run-rate of approximately $2.5 billion,” commented Doug. “Our capital expenditures were up year-over-year given the increased momentum of the program, and we expect a similar level of investment in the third quarter before it begins to taper off in the fourth quarter as we advance toward the lower run-rate in 2023. We continue to expand our PureFibre network, which now reaches over 2.8 million premises, along with advancing our 5G network coverage to 78 per cent of Canadians, including investments to operationalize our 3500 MHz spectrum holdings. Furthermore, we are making steady progress on our copper-to-fibre migration program, with only approximately 7 per cent of our TV and internet customers within our PureFibre footprint currently serviced by copper, down from 10 per cent at the end of the first quarter of 2022. These investments significantly advance our leading customer experiences and network leadership position as well as enhancing our competitive positioning to drive strong profitable customer growth on a consistent basis. Indeed, since the beginning of 2020, we have added over 2.1 million new mobility and fixed customer connections, supporting our positive outlook for 2022 and beyond. This includes our expectations for continued strong Adjusted EBITDA growth and significant future cash flow expansion beginning in 2023, underpinning our long-standing dividend growth program, with our October quarterly dividend payment up 7.1 per cent on a year-over-year basis.”

“As part of our commitment to reduce our carbon footprint, supporting a greener and brighter future, we have entered into virtual power purchase agreements with renewable energy projects that develop solar and wind power facilities in Alberta. These projects became operational as of the second quarter of 2022 and demonstrate our ESG leadership by enabling additional renewable-sourced electricity to the Alberta electricity grid and the renewable energy certificates received will help us achieve our scope 1 and scope 2 science-based greenhouse gas reduction targets along with reaching our goal to be net carbon neutral in our operations by 2030. By participating in renewable energy projects, TELUS is demonstrating what a committed organization can do to transition to a low-carbon future,” concluded Doug.

For the second quarter, net income of $498 million increased by 45 per cent over the same period last year and Basic earnings per share (EPS) of $0.34 increased by 36 per cent over the same period last year. These increases were driven by the impacts of increased Operating income, including increased earnings before interest, income taxes, depreciation and amortization (EBITDA), as detailed below, partly offset by higher depreciation and amortization; higher income taxes; and, as it relates to EPS, higher shares outstanding. When excluding the effects of restructuring and other costs, income tax-related adjustments, other equity losses related to real estate joint ventures in the second quarter of 2021 and virtual power purchase agreements unrealized change in forward element in the second quarter of 2022, adjusted net income of $422 million increased by 21 per cent over the same period last year, while adjusted basic EPS of $0.32 was up 23 per cent over the same period last year. Adjusted net income is a non-GAAP financial measure and adjusted basic EPS is a non-GAAP ratio. For further explanation of these measures, see ‘Non-GAAP and other specified financial measures’ in this news release.

Compared to the same period last year, consolidated EBITDA increased by 9.8 per cent to approximately $1.6 billion and Adjusted EBITDA increased by 8.9 per cent to more than $1.6 billion. This growth reflects: (i) higher mobile network revenues driven by growth in our subscriber base over the past 12 months, in addition to higher mobile phone ARPU; (ii) increased contribution from our DLCX business; and (iii) increased internet and data service revenues driven by a combination of subscriber growth across internet, security, and TV, business acquisitions, higher revenue per customer, and expanded services. These factors were partly offset by: (i) higher employee benefits expense; (ii) higher costs related to the scaling of our digital capabilities, inclusive of increased subscription-based licences; (iii) lower legacy fixed voice and legacy fixed data services revenues; and (iv) bad debt expense returning to pre-pandemic levels driven by macroeconomic pressures compared to the prior period which saw historically low bad debt expense.

In the second quarter, we added 247,000 net customer additions, up 24,000 over the same period last year, and inclusive of 93,000 mobile phones and 92,000 connected devices, in addition to 34,000 internet, 20,000 security and 15,000 TV customer connections. This was partly offset by residential voice losses of 7,000. Our total TTech subscriber base of 17.3 million is up 6.3 per cent over the last twelve months, reflecting a 4.3 per cent increase in our mobile phones subscriber base to over 9.4 million, and a 15 per cent increase in our connected devices subscriber base to more than 2.2 million. Additionally, our internet connections grew by 6.9 per cent over the last twelve months to over 2.3 million customer connections, our security customer base expanded by 25 per cent to 925,000 customers, including the addition of 75,000 customers from our acquisition of Vivint Smart Home, and our TV subscriber base increased by 4.3 per cent to approximately 1.3 million customers.

In health services, as of the end of the second quarter of 2022, virtual care members were 3.6 million and healthcare lives covered were 22.4 million, up 64 per cent and 24 per cent over the past 12 months, respectively. Digital health transactions in the second quarter of 2022 were 145.4 million, up 6.1 per cent over the second quarter of 2021.

Cash provided by operating activities increased by $6 million in the second quarter of 2022 and free cash flow of $205 million decreased by $5 million compared to the same period a year ago. The decrease in free cash flow was driven by the increase in capital expenditures aligned with our planned accelerated capital investments and cash interest paid, partly offset by higher EBITDA.

Consolidated capital expenditures increased by $141 million in the second quarter of 2022, due to accelerated investments in our 5G network, enhanced product development, and digitization to continue our multi-year increase in system capacity and reliability as announced on March 25, 2021. This was partly offset by reduced spend resulting from efficiencies in our 4G network and completion of some major system modernization and refresh programs in 2021.

On March 25, 2021, we announced that we intended to accelerate $1.5 billion of capital spending in 2021 and 2022, with up to $750 million of accelerated capital in 2021 and the remainder brought forward into 2022. Accelerated capital invested during the second quarter of 2022 and first six months of 2022 was $265 million and $465 million, respectively. This spend has enabled: (i) acceleration of premises to be connected to our fibre network; (ii) acceleration of our copper-to-fibre migration program; (iii) expansion of our fibre build to a number of additional communities, including many rural and Indigenous communities; (iv) advancement of our 5G network build, which covered approximately 78 per cent of the Canadian population at June 30, 2022; and (v) progress with the implementation of our digital strategy, and enhancement of products that will bolster both long-term revenue growth and operating expense efficiency.

At June 30, 2022, our TELUS PureFibre network covered more than 2.8 million premises, up from approximately 2.6 million premises at the end of the second quarter of 2021. Furthermore, as at June 30, 2022, approximately 7 per cent of our TV and internet customers within our PureFibre footprint are serviced by copper, down from 10 per cent at March 31, 2022. The remaining TV and internet customers serviced by copper within our PureFibre footprint are expected to be substantially migrated to TELUS PureFibre by the end of 2022.

Consolidated Financial Highlights

C$ millions, except footnotes and unless noted otherwise	Three months ended June 30		Per cent
(unaudited)	2022	2021	change
Operating revenues (arising from contracts with customers)	4,373	4,109	6.4
Operating revenues and other income	4,401	4,111	7.1
Total operating expenses	3,639	3,453	5.4
Net income	498	344	44.8
Net income attributable to common shares	468	335	39.7
Adjusted net income(1)	422	348	21.3
Basic EPS ($)	0.34	0.25	36.0
Adjusted basic EPS(1) ($)	0.32	0.26	23.1
EBITDA(1)	1,593	1,451	9.8
Adjusted EBITDA(1)	1,622	1,490	8.9
Capital expenditures (excluding spectrum licenses)(2)	1,054	913	15.4
Cash provided by operating activities	1,250	1,244	0.5
Free cash flow(1)	205	210	(2.4)
Total telecom subscriber connections(3) (thousands)	17,323	16,295	6.3

(1)	These are non-GAAP and other specified financial measures, which do not have standardized meanings under IFRS-IASB and might not be comparable to those used by other issuers. For further definitions and explanations of these measures, see ‘Non-GAAP and other specified financial measures’ in this news release.
(2)	Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for, and consequently differ from Cash payments for capital assets, excluding spectrum licences, as reported in the interim consolidated financial statements. Refer to Note 31 of the interim consolidated financial statements for further information.
(3)	The sum of active mobile phone subscribers, connected device subscribers, internet subscribers, residential voice subscribers, TV subscribers and security subscribers, measured at the end of the respective periods based on information in billing and other source systems. Effective January 1, 2022 on a prospective basis, following an in-depth review of our definition of a subscriber, we adjusted our connected devices subscriber base to remove 34,000 subscribers within a legacy reporting system. During the second quarter of 2022, we adjusted our cumulative security subscriber connections to add approximately 75,000 subscribers as a result of a business acquisition.

Second Quarter 2022 Operating Highlights

As noted in Section 1.2 of our second quarter 2022 Management’s Discussion and Analysis (MD&A), the COVID-19 pandemic, which emerged in the first quarter of 2020, continued to have a global impact into 2022. We expect the pandemic to continue to affect our operations until at least 2023. Whether this occurs will depend on both domestic and international factors, such as rates of vaccinations, including booster doses, as well as the potential proliferation of COVID-19 variants of concern. Therefore, results described below may not be indicative of future trends, as the COVID-19 pandemic prevents us and our customers from operating in the normal course of business in certain areas, while we continue to adjust our mode of operations to continue delivering on our customers first priorities and social purpose. Our results discussed below are compared to the equivalent period in 2021, unless otherwise indicated.

TELUS technology solutions (TTech)

●	TTech operating revenues (arising from contracts with customers) increased by $142 million or 4.0 per cent in the second quarter of 2022, primarily reflecting increases in mobile network revenue, fixed data services revenues, agriculture and consumer goods services revenues and health services revenues, as described below. Decreases in mobile equipment and other service revenues and fixed voice services revenues were partial offsets.
●	TTech EBITDA increased by $94 million or 7.1 per cent in the second quarter of 2022, while TTech Adjusted EBITDA increased by $83 million or 6.1 per cent, reflecting an increase in direct contribution from mobile and fixed products and services, as outlined below. This was partially offset by higher employee benefits expense, higher costs related to the scaling of our health and agriculture and consumer goods businesses, and digital capabilities, inclusive of increased subscription-based licences, as well as bad debt expense returning to pre-pandemic levels driven by macroeconomic pressures compared to the prior period, which saw historically low bad debt expense.

Mobile products and services

●	Mobile network revenue increased by $97 million or 6.4 per cent in the second quarter of 2022, due to growth in the mobile phones and connected device subscriber bases over the past 12 months, in addition to higher mobile phone ARPU. As compared to the second quarter of 2019, mobile network revenue is higher by 6.6 per cent.
●	Mobile equipment and other service revenues decreased by $42 million or 8.4 per cent in the second quarter of 2022, reflecting lower mobile handset contract volumes as a result of changes in customer preferences to hold onto devices for longer periods of time and a greater mix of bring-your-own-device customer additions. This was partly offset by the impact of higher-value smartphones in the sales mix.
●	TTech mobile products and services direct contribution increased by $111 million or 8.1 per cent in the second quarter of 2022, due to higher network revenues and higher equipment margins.
●	Mobile phone ARPU was $57.74 in the second quarter of 2022, an increase of $1.18 or 2.1 per cent. This increase reflects higher roaming revenue as a result of increased international travel volumes, albeit still below our pre-pandemic baseline. Roaming improvements were partially offset by: (i) the impact of the competitive environment putting pressure on base rate plan prices in the current and prior periods; (ii) lower top-ups and chargeable usage revenues as customers continue to adopt larger data allotments in their rate plans; and (iii) a greater uptake of family discount and bundling credits to our customers, which helps us drive lower churn and greater lifetime value across our mobile and fixed products and services.
●	Mobile phone gross additions were 320,000 in the second quarter of 2022, an increase of 15,000, driven by improvements in retail traffic as pandemic-related restrictions had lessened when compared to the prior year, and our successful promotions, including the bundling of mobility and home services.
●	Mobile phone net additions were 93,000 in the second quarter of 2022, an increase of 4,000, driven by higher gross loading as described above. This is supported by consistently low customer churn as described below, particularly among high-value customers, while also realizing improvements driven by increased retail traffic compared to the prior year.
●	Our mobile phone churn rate was 0.81 per cent in the second quarter of 2022, unchanged as compared to the second quarter of 2021, reflecting the overall continued focus on customer retention through a greater uptake of family discount and bundling efforts, and changes in customer preferences to hold onto devices for longer periods of time. Churn continues to benefit from our successful bundling of mobility and home services, our focus on executing customers first initiatives and our leading network quality and reliability.

●	Connected device net additions were 92,000 in the second quarter of 2022, an increase of 8,000, largely attributed to growth in our Internet of Things connections across various industries, despite loading delays of some customers stemming from global semiconductor part shortages and supply constraints impacting the industry.

Fixed products and services

●	Fixed data services revenues increased by $46 million, or 4.5 per cent in the second quarter of 2022. The increase was driven by: (i) increased internet and data service revenues, reflecting higher revenue per customer resulting from internet speed upgrades, larger allotted data internet rate plans and rate changes, in addition to a 6.9 per cent increase in our internet subscribers over the past 12 months; (ii) increased revenues from home and business security driven by expanded services and customer growth of 25 per cent over the past 12 months; and (iii) higher TV revenues, reflecting subscriber growth of 4.3 per cent over the past 12 months, mostly offset by an increased mix of customers selecting smaller TV combination packages and technological substitution. This growth was partially offset by the impact of the fourth quarter 2021 disposition of our financial solutions business and the ongoing decline in legacy data service revenues.
●	Fixed voice services revenues decreased by $13 million or 6.1 per cent in the second quarter of 2022, reflecting the ongoing decline in legacy voice revenues resulting from technological substitution and price plan changes. Declines were partly mitigated by the success of our bundled product offerings, retention efforts and the migration from legacy to IP services offerings.
●	Fixed equipment and other service revenues increased by $21 million in the second quarter of 2022, reflecting higher sales volume and lower discounts on business and consumer premises equipment.
●	TTech fixed products and services direct contribution increased by $56 million or 5.1 per cent in the second quarter of 2022 due to growth in margins for internet and data, as well as health and agriculture and consumer goods services. These were partly offset by declining legacy data and legacy voice margins.
●	Internet net additions were 34,000 in the second quarter of 2022, an increase of 4,000 for the quarter, due to our success in driving strong gross additions through bundled product offerings, including the TELUS Whole Home bundle and our bundling of mobility and home services. This was offset by modestly higher churn compared to relatively low churn rates during heightened pandemic restrictions in the prior year.
●	TV net additions were 15,000 in the second quarter of 2022, an increase of 4,000, mainly due to strong loading in the business market and our diverse offerings, partly offset by modestly higher churn due to the factors discussed above for internet.
●	Security net additions were 20,000 in the second quarter of 2022, relatively unchanged for the quarter, driven by strong growth in new connections through demand for our bundled product offerings and diverse suite of products and services, offset by modestly higher churn due to the factors discussed above for internet. Our continued focus on connecting more homes and businesses directly to fibre, expanding and enhancing our addressable high-speed internet and Optik TV footprint, and bundling these services together, contributed to combined internet, TV and security subscriber growth of 385,000 over the past 12 months, including the addition of 75,000 customers from our acquisition of Vivint Smart Home.
●	Residential voice net losses were 7,000 in the second quarter of 2022, compared to residential voice net losses of 10,000 in the same period a year ago. The residential voice subscriber losses continue to reflect the trend of substitution to mobile and internet-based services, mostly mitigated by our expanding fibre footprint and bundled product offerings, as well as our strong retention efforts, including lower-priced offerings.

Health services

●	Through TELUS Health, we are leveraging technology to deliver connected solutions and services, improving access to care and revolutionizing the flow of information while facilitating collaboration, efficiency, and productivity across the healthcare ecosystem, progressing our vision of transforming healthcare and empowering people to live healthier lives.
●	Health services revenues increased by $10 million or 7.9 per cent in the second quarter of 2022, driven by: (i) higher revenues from the continued adoption of our virtual care and virtual pharmacy solutions inclusive of organic growth and business acquisitions; (ii) growth in health benefits management services with plan members resuming the use of elective health services, partly offset by rate changes associated with a contract renewal; and (iii) growth in the use of our TELUS Health Care Centres.

●	At the end of the second quarter of 2022, 3.6 million members were enrolled in our virtual care services, an increase of 1.4 million over the past 12 months, due to the continued adoption of virtual solutions to keep Canadians safely connected to health and wellness care during the pandemic.
●	At the end of the second quarter of 2022, our healthcare programs covered 22.4 million lives, an increase of 4.3 million over the past 12 months, mainly due to the continued demand for virtual solutions, an increase in value-added services including vaccination solutions, and an increase in coverage related to elective health services.
●	Digital health transactions were 145.4 million in the second quarter of 2022, an increase of 8.3 million, largely driven by higher adjudication transactions as plan members resume the utilization of elective health services with pandemic restrictions easing.

Agriculture and consumer goods services

●	Through TELUS Agriculture & Consumer Goods, we provide innovative digital solutions and actionable data-insights that better connect the global supply chain, driving more efficient production processes and improving the safety, quality and sustainability of food and consumer goods. Importantly, these efforts are also enabling better traceability to the end consumer, further supporting improved food outcomes.
●	Agriculture and consumer goods services revenues increased by $23 million or 40 per cent, largely reflecting the impacts of business acquisitions, particularly with increased revenues from Software-as-a-Service (SaaS)-based revenue management software for consumer goods manufacturers, in addition to organic contributions from increased animal agriculture pharmacy and research revenues. Our agriculture and consumer goods revenues are largely earned in U.S. dollars, and in the second quarter of 2022 compared to the second quarter of 2021, the Canadian dollar weakened against the U.S. dollar, resulting in higher reported revenues in the quarter.

Digitally-led customer experiences – TELUS International (DLCX)

●	DLCX operating revenues (arising from contracts with customers) increased by $122 million or 22 per cent in the second quarter of 2022. The increase was primarily attributable to i) higher revenue growth of 22 per cent in the tech and games vertical, due to expansion in our TELUS International AI Data Solutions (TIAI) business and continued growth within our existing clients and the addition of new clients; ii) higher revenue growth of 129 per cent generated from the banking, financial services and insurance vertical driven by the addition of a leading global financial institution; and iii) higher revenue growth of 31 per cent in our eCommerce and fintech vertical, which was primarily attributable to new clients and growth within our existing client base.
●	DLCX EBITDA increased by $48 million or 37 per cent in the second quarter of 2022, while DLCX Adjusted EBITDA increased by $49 million or 36 per cent for the same period. The increases in EBITDA and Adjusted EBITDA were primarily from revenue growth, as discussed above, and lower share-based compensation expense associated with the lower average share price of TELUS International during the quarter, resulting in lower expense on liability-accounted awards. This was partly offset by business growth leading to a higher team member count coupled with higher salaries and wages as well as higher contractor costs from expansion in the TIAI business.

Corporate Highlights

TELUS makes significant contributions and investments in the communities where team members live, work and serve and to the Canadian economy on behalf of customers, shareholders and team members. These include:

●	Paying, collecting and remitting more than $1.2 billion in the first half of 2022 to federal, provincial and municipal governments in Canada consisting of corporate income taxes, sales taxes, property taxes, employer portion of payroll taxes and various regulatory fees. Since 2000, we have remitted over $32 billion in these taxes.
●	Investing approximately $1.9 billion in capital expenditures primarily in communities across Canada in the first half of 2022 and over $49 billion since 2000.
●	Disbursing spectrum renewal fees of approximately $52 million to Innovation, Science and Economic Development Canada in the first half of 2022. Since 2000, our total tax and spectrum remittances to federal, provincial and municipal governments in Canada have totalled approximately $40 billion.

●	Spending $4.1 billion in total operating expenses in the first half of 2022, including goods and services purchased of approximately $2.9 billion. Since 2000, we have spent $144 billion and $98 billion, respectively, in these areas.
●	Generating a total team member payroll of approximately $1.6 billion in the first half of 2022, including wages and other employee benefits, and payroll taxes of $115 million. Since 2000, total team member payroll totals $55 billion.
●	Returning approximately $1.4 billion in dividends through three quarterly dividend payments in the first seven months of 2022 to individual shareholders, mutual fund owners, pensioners and institutional investors. Since 2004, we have returned nearly $22 billion to shareholders through our dividend and share purchase programs, including $16.6 billion in dividends and $5.2 billion in share repurchases, representing approximately $16 per share.

Dividend Declaration

The TELUS Board of Directors declared a quarterly dividend of $0.3386 per share on the issued and outstanding Common Shares of the Company payable on October 3, 2022 to holders of record at the close of business on September 9, 2022. This quarterly dividend reflects an increase of 7.1 per cent from the $0.3162 per share dividend declared one year earlier.

Community Highlights

Giving Back to Our Communities

●	Driven by the passion and generosity of our TELUS team, we hosted the 17th annual TELUS Days of Giving across 20 countries. Overall, more than 65,000 team members, retirees, family and friends volunteered across the globe.
●	The TELUS Friendly Future Foundation and TELUS Community Boards are directing all of their 2022 support to charitable initiatives helping youth and marginalized populations. Year to date, as of June 30, 2022, the Foundation has granted more than $7.7 million to over 440 charitable organizations. Since its inception in 2018, the Foundation has approved $32.9 million in cash donations to our communities, supported by the work of our TELUS Community Boards.
●	The TELUS Indigenous Communities Fund was launched in 2021 and offers grants for Indigenous-led social, health and community programs. In the first half of 2022, the Fund allocated its first round of grants to five Indigenous-led organizations across Canada totalling $100,000 in cash donations.

Empowering Canadians with Connectivity

●	Throughout the second quarter of 2022, we continued to leverage our Connecting for Good programs to support marginalized individuals. Driven by our commitment to bridge digital divides, we have positively impacted more than 37,000 Canadians. Since we launched the programs, we have supported almost 285,000 individuals.
○	In the first half of 2022, we welcomed more than 10,000 new households to our Internet for Good program, resulting in more than 41,000 households and 133,000 low-income family members, persons with disabilities and youth leaving foster care all benefiting from low-cost internet since the launch of the program in 2016.
○	Up to June 30, 2022, we have added nearly 6,000 youth, seniors and other marginalized Canadians so far this year to our Mobility for Good program, which offers free or subsidized smartphones and mobile phone rate plans to all youth aging out of foster care and to low-income seniors across Canada receiving the guaranteed income supplement. Since we launched the program in 2017, more than 34,000 individuals have benefited.
○	In the first half of 2022, our Tech for Good program provided close to 800 Canadians with disabilities access to personalized one-on-one training, support and customized recommendations on mobile devices, and/or access to discounted mobile plans. Since program inception, we have provided close to 5,500 Canadians with disabilities with professional assistance to help them independently use or control their mobile device and/or the TELUS Wireless Accessibility Discount.
○	Our Health for Good mobile health clinics, now serving 22 communities across Canada, supported more than 21,000 patient visits in the first half of 2022. Since the program’s inception, we have enabled close to 117,000 cumulative patient visits, helping us bring primary and mental health care to individuals experiencing homelessness.

●	In the first half of 2022, more than 75,000 Canadians participated in virtual TELUS Wise workshops and events to improve digital literacy and online safety, bringing our cumulative participation to nearly 525,000 Canadians since the program launched in 2013.

Driving Social Impact

●	In the second quarter of 2022, the TELUS Pollinator Fund for Good closed an additional six investments in socially innovative startup companies including Goodr and TMRW Foods, bringing total investments to 21 portfolio companies. The fund continues to advance diversity and inclusion with 38 per cent of portfolio companies led by women and 57 per cent by Indigenous and racialized founders.

Global Social Capitalism awards and recognition

●	In May 2022, the TELUS Pollinator Fund for Good was named as a finalist in Fast Company’s 2022 World Changing Ideas Awards. This external recognition and validation of the fund’s mandate helps generate awareness and deal flow for the fund, helping us advance our mission to support purpose-driven, for-profit startup companies.
●	In June 2022, TELUS was named to the Corporate Knights Best 50 Corporate Citizens in Canada for the 16th time. This year, we improved our position on the list, ranking in the top 10.

Access to Quarterly results information

Interested investors, the media and others may review this quarterly earnings news release, management’s discussion and analysis, quarterly results slides, audio and transcript of the investor webcast call, supplementary financial information at telus.com/investors.

TELUS’ second quarter 2022 conference call is scheduled for Friday, August 5, 2022 at 12:00 pm ET (9:00 am PT) and will feature a presentation followed by a question and answer period with investment analysts. Interested parties can access the webcast at telus.com/investors. An audio recording will be available approximately 60 minutes after the call until September 5, 2022 at 1-855-201-2300. Please quote conference access code 18573# and playback access code 0112511#. An archive of the webcast will also be available at telus.com/investors and a transcript will be posted on the website within a few business days.

Caution regarding forward-looking statements

This news release contains forward-looking statements about expected events and the financial and operating performance of TELUS Corporation. The terms TELUS, the Company, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our plans and expectations regarding the impact of the COVID-19 pandemic and responses to it, our expectations regarding trends in the telecommunications industry including demand for mobile data and ongoing internet subscriber base growth, and our financing plans including our multi-year dividend growth program. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

The assumptions for our 2022 outlook, as described in Section 9 in our 2021 annual MD&A, remain the same, except for the following:

●	Our revised estimates for 2022 economic growth in Canada, B.C., Alberta, Ontario and Quebec are 3.9%, 4.1%, 5.1%, 3.8% and 3.1%, respectively (compared to 4.3%, 4.2%, 4.4%, 4.5% and 3.7%, respectively, as reported in our 2021 annual MD&A).

●	Our revised estimates for 2022 annual unemployment rates in Canada, B.C., Alberta, Ontario and Quebec are 5.4%, 4.8%, 6.4%, 5.8% and 4.4%, respectively (compared to 6.1%, 5.2%, 7.1%, 6.1% and 5.3%, respectively, as reported in our 2021 annual MD&A).

●	Our revised estimates for 2022 annual rates of housing starts on an unadjusted basis in Canada, B.C., Alberta, Ontario and Quebec are 240,000 units, 40,000 units, 32,000 units, 87,000 units and 59,000 units, respectively (compared to 224,000 units, 39,000 units, 30,000 units, 83,000 units and 55,000 units, respectively, as reported in our 2021 annual MD&A).

The extent to which the economic growth estimates affect us and the timing of their impact will depend upon the actual experience of specific sectors of the Canadian economy.

Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

●	The COVID-19 pandemic including its impacts on our customers, suppliers and vendors, our team members and our communities, as well as changes resulting from the pandemic to our business and operations, including changes to the demand for and supply of the products and services that we offer and the channels through which we offer them.

●	Regulatory decisions and developments including: changes to our regulatory regime (the timing of announcement or implementation of which are uncertain) or the outcomes of proceedings, cases or inquiries relating to its application, including but not limited to those set out in Section 9.1 Communications industry regulatory developments and proceedings in the second quarter 2022 MD&A, such as the potential for government to allow consolidation of competitors in our industry or conversely for government intervention intended to further increase competition, for example, through mandated wholesale access; the potential for additional government intervention on pricing; federal and provincial consumer protection legislation; a new policy direction to the CRTC; the introduction into Parliament of new federal privacy legislation that could expand consumer privacy rights, create significant administrative monetary penalties and a privacy right of action and implement a new regulatory regime for the use of artificial intelligence in the private sector, with significant enforcement powers; amendments to existing federal legislation; potential threats to unitary federal regulatory authority over communications in Canada; potential threats to the CRTC’s ability to enforce competitive safeguards such as the Standstill Rule and the Wholesale Code, which aims to ensure the fair treatment by vertically integrated firms of rival broadcasting distributors and programming services; regulatory action by the Competition Bureau or other regulatory agencies; spectrum and compliance with licences, including our compliance with licence conditions, changes to spectrum licence fees, spectrum policy determinations such as restrictions on the purchase, sale, subordination, use and transfer of spectrum licences, the cost and availability of spectrum and timing of spectrum allocation, and ongoing and future consultations and decisions on spectrum licensing and policy frameworks, auctions and allocation; draft legislation permitting the government to restrict the use in telecommunications networks of equipment made by specified companies, including potentially Huawei and ZTE; draft legislation imposing new cybersecurity reporting requirements; the Minister of Innovation, Science and Industry’s request to telecommunications service providers, including TELUS, to improve network resiliency; restrictions on non-Canadian ownership and control of the common shares of TELUS Corporation (Common Shares) and the ongoing monitoring of and compliance with such restrictions; unanticipated changes to the current copyright regime; and our ability to comply with complex and changing regulation of the healthcare and medical devices industry in the jurisdictions in which we operate, including as an operator of health clinics. The jurisdictions in which we operate, as well as the contracts that we enter into (particularly contracts entered into by TELUS International (Cda) Inc. (TELUS International or TI)), require us to comply with or facilitate our clients’ compliance with numerous, complex and sometimes conflicting legal regimes, both domestically and internationally. See TELUS International’s financial performance which impacts our financial performance below.

●	Competitive environment including: our ability to continue to retain customers through an enhanced customer service experience that is differentiated from our competitors, including through the deployment and operation of evolving network infrastructure; intense competition, including the ability of industry competitors to successfully combine a mix of new service offerings and, in some cases, under one bundled and/or discounted monthly rate, along with their existing services; the success of new products, services and supporting systems, such as home automation, security and Internet of Things (IoT) services for internet-connected devices; continued intense competition across all services among telecommunications companies, cable companies, other communications companies and over-the-top (OTT) services, which, among other things, places pressures on current and future average revenue per subscriber per month (ARPU), cost of acquisition, cost of retention and churn rates for all services, as do market conditions, government actions, customer usage patterns, increased data bucket sizes or flat-rate pricing trends for voice and data, inclusive rate plans for voice and data and availability of Wi-Fi networks for data; consolidation, mergers and acquisitions of industry competitors; subscriber additions, losses and retention volumes; our ability to obtain and offer content on a timely basis across multiple devices on mobile and TV platforms at a reasonable cost as content costs per unit continue to grow; vertical integration in the broadcasting industry resulting in competitors owning broadcast content services, and timely and effective enforcement of related regulatory safeguards; TI’s ability to compete with professional services companies that offer consulting services, information technology companies with digital capabilities, and traditional contact centre and business process outsourcing companies that are expanding their capabilities to offer higher-margin and higher-growth digital services; in our TELUS Health business, our ability to compete with other providers of electronic medical records and pharmacy management products, claims adjudicators, systems integrators and health service providers including those that own a vertically integrated mix of health services delivery, IT solutions and related services, global providers that could achieve expanded Canadian footprints, and in the provision of virtual healthcare services, preventative health services and personal emergency response services; and in our TELUS Agriculture & Consumer Goods business, our ability to compete with focused software and IoT competitors.

●	Technological substitution including: reduced utilization and increased commoditization of traditional fixed voice services (local and long distance) resulting from impacts of OTT applications and mobile substitution; a declining overall market for TV services, including as a result of content piracy and signal theft, a rise in OTT direct-to-consumer video offerings and virtual multichannel video programming distribution platforms; the increasing number of households that have only mobile and/or internet-based telephone services; potential decline in ARPU as a result of, among other factors, substitution by messaging and OTT applications; substitution by increasingly available Wi-Fi services; and disruptive technologies, such as OTT IP services, including software-defined networks in the business market, that may displace or cause us to reprice our existing data services, and self-installed technology solutions.

●	Challenges to our ability to deploy technology including: high subscriber demand for data that challenges wireless networks and spectrum capacity levels and may be accompanied by increases in delivery cost; our reliance on information technology and our ability to streamline our legacy systems; the roll-out, anticipated benefits and efficiencies, and the evolution of wireless broadband technologies and systems, including video distribution platforms and telecommunications network technologies (broadband initiatives, such as fibre-to-the-premises (FTTP), wireless small-cell deployment, 5G wireless and availability of resources and our ability to build out adequate broadband capacity); our reliance on wireless network access agreements, which have facilitated our deployment of mobile technologies; our choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to, and evolution of, technology that we offer; supplier limitations and concentration and market power for products such as network equipment, TELUS TV and mobile handsets; our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data, and our ability to utilize spectrum we acquire; deployment and operation of new fixed broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies; network reliability and change management; and our deployment of self-learning tools and automation, which may change the way we interact with customers.

●	Capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties affect and are affected by: our broadband initiatives, including connecting more homes and businesses directly to fibre; our ongoing deployment of newer mobile technologies, including wireless small cells to improve coverage and capacity; investments in network technology required to comply with laws and regulations relating to the security of cyber systems, including bans on the products and services of certain vendors; investments in network resiliency and reliability, including to address changes in usage resulting from restrictions imposed in response to the COVID-19 pandemic; the allocation of resources to acquisitions and future spectrum auctions held by Innovation, Science and Economic Development Canada (ISED), including the announcement of a second consultation on the auctioning of the 3800 MHz spectrum, which the Minister of Innovation, Science and Industry stated is expected to take place in 2023, and the millimetre wave spectrum auction, which is expected to commence in 2024. Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results or by changes to our regulatory environment.

●	Operational performance and business combination risks including: our reliance on legacy systems and our ability to implement and support new products and services and business operations in a timely manner; our ability to manage the requirements of large enterprise deals; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations (such as our ability in a timely manner to successfully complete and integrate acquisitions into our operations and culture, complete divestitures or establish partnerships and realize expected strategic benefits, including those following compliance with any regulatory orders); our ability to identify and manage new risks inherent in new service offerings that we may provide, including as a result of acquisitions, which could result in damage to our brand, our business in the relevant area or as a whole, and additional exposure to litigation or regulatory proceedings; and our ability to effectively manage the growth of our infrastructure and integrate new team members.

●	Data protection including risks that malfunctions or unlawful acts could result in unauthorized access to, change, loss, or distribution of data, which may compromise the privacy of individuals and could result in financial loss and harm to our reputation and brand.

●	Security threats including intentional damage, or unauthorized access or attempted access, to our physical assets or our IT systems and networks, or those of our customers or vendors, which could prevent us from providing reliable service or result in unauthorized access to our information or that of our customers.

●	Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Examples of these initiatives are: our operating efficiency and effectiveness program to drive improvements in financial results; business integrations; business product simplification; business process automation and outsourcing; offshoring and reorganizations; procurement initiatives; and real estate rationalization.

●	Foreign operations and our ability to successfully manage operations in foreign jurisdictions, including managing risks such as currency fluctuations and exposure to various economic, international trade, political and other risks of doing business globally. See also TELUS International’s financial performance which impacts our financial performance.

●	Business continuity events including: our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages; technical disruptions and infrastructure breakdowns; supply chain disruptions, delays and rising costs, including as a result of government restrictions or trade actions; natural disaster threats; extreme weather events; epidemics; pandemics (including the ongoing COVID-19 pandemic); political instability in certain international locations; information security and privacy breaches, including loss or theft of data; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

●	TELUS International’s financial performance which impacts our financial performance. Factors that may affect TI’s financial performance are described in TI’s public filings available on SEDAR and EDGAR and may include: intense competition from companies offering similar services; attracting and retaining qualified team members to support its operations; TI’s ability to grow and maintain profitability if changes in technology or if client expectations outpace service offerings and internal tools and processes; TI maintaining its culture as it grows; effects of economic and geopolitical conditions on its clients’ businesses and demand for its services; a significant portion of TI’s revenue being dependent on a limited number of large clients; continued consolidation in many of the verticals in which TI offers services could result in the loss of a client; adverse impacts of the COVID-19 pandemic on TI’s business and financial results; TI’s business being adversely affected if certain independent contractors were classified as employees, and the costs associated with defending, settling or resolving any future lawsuits (including demands for arbitration) relating to the independent contractor classification; TI’s ability to successfully identify, complete, integrate and realize the benefits of acquisitions and manage associated risks; cyberattacks or unauthorized disclosure resulting in access to sensitive or confidential information and data of its clients or their end customers, which could have a negative impact on its reputation and client confidence; TI’s business not developing in ways it currently anticipates due to negative public reaction to offshore outsourcing, proposed legislation or otherwise; ability to meet client expectations regarding its content moderation services being adversely impacted due to factors beyond its control and its content moderation team members suffering adverse emotional or cognitive effects in the course of performing their work; and TI’s short history operating as a separate, publicly traded company. TELUS International’s primary functional and reporting currency is the U.S. dollar and the contribution to our consolidated results of positive results in our digitally-led customer experiences – TELUS International (DLCX) segment may be offset by any strengthening of the Canadian dollar (our reporting currency) compared to the U.S. dollar, the European euro, the Philippine peso and other currencies where TI operates. The price of the subordinate voting shares of TI (TI Subordinate Voting Shares) may be volatile and is likely to fluctuate due to a number of factors beyond its control, including actual or anticipated changes in profitability; general economic, social or political developments; changes in industry conditions; changes in governance regulation; inflation; low trading volume; the general state of the securities markets; and other material events. TI may choose to publicize targets or provide other guidance regarding its business and it may not achieve such targets. Failure to do so could also result in a reduction in the trading price of the TI Subordinate Voting Shares. A reduction in the trading price of the TI Subordinate Voting Shares due to these or other factors could result in a reduction in the fair value of TI multiple voting shares held by TELUS.

●	Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry (including retention of team members leading recent acquisitions in emerging areas of our business), the level of our employee engagement and impact on engagement or other aspects of our business or any unresolved collective agreements, our ability to maintain our unique culture as we grow, the risk that certain independent contractors in our business could be classified as employees, unanticipated reaction to our COVID-19 vaccine policy or the reopening of our administrative offices and the health of our team.

●	Financing and debt requirements including: our ability to carry out financing activities, refinance our maturing debt, lower our net debt to EBITDA ratio to our objective range given the cash demands of spectrum auctions, and/or our ability to maintain investment grade credit ratings in the range of BBB+ or the equivalent. Our business plans and growth could be negatively affected if existing financing is not sufficient to cover our funding requirements.

●	Lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders, and could affect our ability to sustain our dividend growth program through 2025 and any further dividend growth programs. This program may be affected by factors such as the competitive environment, fluctuations in the Canadian economy or the global economy, our earnings and free cash flow, our levels of capital expenditures and spectrum licence purchases, acquisitions, the management of our capital structure, regulatory decisions and developments, and business continuity events. Quarterly dividend decisions are subject to assessment and determination by our Board of Directors based on our financial position and outlook. Common Shares may be purchased under our normal course issuer bid (NCIB) when and if we consider it opportunistic, based on our financial position and outlook, and the market price of our Common Shares. There can be no assurance that our dividend growth program or our NCIB will be maintained, unchanged and/or completed.

●	Taxation matters including: interpretation of complex domestic and foreign tax laws by the relevant tax authorities that may differ from our interpretations; the timing and character of income and deductions, such as tax depreciation and operating expenses; tax credits or other attributes; changes in tax laws, including tax rates; tax expenses being materially different than anticipated, including the taxability of income and deductibility of tax attributes or retroactive application of new legislation; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and changes to the interpretation of tax laws, including those resulting from changes to applicable accounting standards or the adoption of more aggressive auditing practices by tax authorities, tax reassessments or adverse court decisions impacting the tax payable by us.

●	Litigation and legal matters including: our ability to successfully respond to investigations and regulatory proceedings; our ability to defend against existing and potential claims and lawsuits (including intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability), or to negotiate and exercise indemnity rights or other protections in respect of such claims and lawsuits; and the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

●	Health, safety and the environment including: lost employee work time resulting from illness or injury; public concerns related to radio frequency emissions; environmental issues affecting our business, including climate-related risk (such as extreme weather events and other natural hazards), waste and waste recycling, risks relating to fuel systems on our properties, changing government and public expectations regarding environmental matters and our responses; and challenges associated with epidemics or pandemics, including the COVID-19 pandemic and our response to it, which may add to or accentuate these factors.

●	Economic growth and fluctuations including: the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada, including potential outcomes of yet unknown policies and actions of foreign governments and the ongoing COVID-19 pandemic, as well as public and private sector responses to the pandemic; expectations regarding future interest rates; inflation; unemployment levels; effects of fluctuating oil prices; effects of low business spending (such as reducing investments and cost structure); pension investment returns and factors affecting pension benefit obligations, funding and solvency discount rates; fluctuations in exchange rates of the currencies in the regions in which we operate; sovereign credit ratings and effects on the cost of borrowing; the impact of tariffs on trade between Canada and the United States; and global implications of the dynamics of trade relationships among major world economies.

●	Energy use including: our ability to identify, procure and implement solutions to reduce energy consumption and adopt cleaner sources of energy; our ability to identify and make suitable investments in renewable energy, including in the form of virtual power purchase agreements; our ability to continue to realize significant absolute reductions in energy use and the resulting greenhouse gas (GHG) emissions in our operations (including as a result of programs and initiatives focused on our buildings and network); and other risks associated with achieving our goals to achieve carbon neutrality and reduce our GHG emissions by 2030.

These risks are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2021 annual MD&A. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect the Company.

Many of these factors are beyond our control or outside of our current expectations or knowledge. Additional risks and uncertainties that are not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations, and are based on our assumptions, as at the date of this document and are subject to change after this date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements. The forward-looking statements in this news release are presented for the purpose of assisting our investors and others in understanding certain key elements of our expected 2022 financial results as well as our objectives, strategic priorities and business outlook. Such information may not be appropriate for other purposes.

This cautionary statement qualifies all of the forward-looking statements in this document.

Non-GAAP and other specified financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. For certain financial metrics, there are definitional differences between TELUS and TELUS International reporting. These differences largely arise from TELUS International adopting definitions consistent with practice in its industry. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure. Certain of the metrics do not have generally accepted industry definitions.

Adjusted net income and adjusted basic earnings per share: These are non-GAAP measures that do not have any standardized meaning prescribed by IFRS-IASB and are therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted Net income excludes the effects of restructuring and other costs, income tax-related adjustments, other equity losses related to real estate joint ventures, long-term debt prepayment premium and other adjustments (identified in the following tables). Adjusted basic EPS is calculated as adjusted net income divided by the basic weighted-average number of Common Shares outstanding. These measures are used to evaluate performance at a consolidated level and exclude items that, in management’s view, may obscure underlying trends in business performance or items of an unusual nature that do not reflect our ongoing operations. They should not be considered alternatives to Net income and basic EPS in measuring TELUS’ performance.

Reconciliation of adjusted net income

	Three months ended June 30
C$ and in millions	2022	2021
Net income attributable to Common Shares	468	335
Add (deduct) amounts of net of amount attributable to non-controlling interests:
Restructuring and other costs	27	34
Tax effects of restructuring and other costs	(8)	(8)
Income tax-related adjustments	(6)	(14)
Other equity losses related to real estate joint ventures	—	1
Virtual power purchase agreements unrealized change in forward element	(80)	—
Tax effect of virtual power purchase agreements unrealized change in forward element	21	—
Adjusted Net income	422	348

Reconciliation of adjusted basic EPS

	Three months ended June 30
C$	2022	2021
Basic EPS	0.34	0.25
Add (deduct) amounts of net of amount attributable to non-controlling interests:
Restructuring and other costs, per share	0.02	0.03
Tax effect of restructuring and other costs, per share	—	(0.01)
Income tax-related adjustments, per share	—	(0.01)
Virtual power purchase agreements unrealized change in forward element, per share	(0.06)	—
Tax effect of virtual power purchase agreements unrealized change in forward element, per share	0.02	—
Adjusted basic EPS	0.32	0.26

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered as an alternative to Net income in measuring TELUS’ performance, nor should it be used as a measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues and other income less the total of Goods and services purchased expense and Employee benefits expense.

We also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

EBITDA and Adjusted EBITDA reconciliations

	TTech		DLCX		Total
Three-month periods ended June 30 (C$ millions)	2022	2021	2022	2021	2022	2021
Net income					498	344
Financing costs					97	203
Income taxes					167	111
EBIT	667	611	95	47	762	658
Depreciation	498	491	38	36	536	527
Amortization of intangible assets	252	221	43	45	295	266
EBITDA	1,417	1,323	176	128	1,593	1,451
Add restructuring and other costs included in EBITDA	19	29	10	9	29	38
EBITDA – excluding restructuring and other costs	1,436	1,352	186	137	1,622	1,489
Other equity losses related to real estate joint ventures	—	1	—	—	—	1
Adjusted EBITDA	1,436	1,353	186	137	1,622	1,490

Free cash flow: We report this measure as a supplementary indicator of our operating performance, and there is no generally accepted industry definition of free cash flow. It should not be considered as an alternative to the measures in the condensed interim consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the condensed interim consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures (excluding purchases of spectrum licences) that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. We exclude impacts of accounting standards that do not impact cash, such as IFRS 15 and IFRS 16. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

	Three months ended June 30
C$ and in millions	2022	2021
EBITDA	1,593	1,451
Restructuring and other costs, net of disbursements	8	(2)
Effects of contract asset, acquisition and fulfilment (IFRS 15 impact) and TELUS Easy Payment device financing	49	33
Effects of lease principal (IFRS 16 impact)	(125)	(124)
Items from the condensed interim consolidated statements of cash flows:
Share-based compensation, net	42	52
Net employee defined benefit plans expense	25	30
Employer contributions to employee defined benefit plans	(8)	(12)
Interest paid	(195)	(173)
Interest received	—	1
Capital expenditures (excluding spectrum licences)[1]	(1,054)	(913)
Free cash flow before income taxes	335	343
Income taxes paid, net of refunds	(130)	(133)
Free cash flow	205	210

Free cash flow reconciliation with Cash provided by operating activities

	Three months ended June 30
C$ and in millions	2022	2021
Free cash flow	205	210
Add (deduct):
Capital expenditures (excluding spectrum licences)[1]	1,054	913
Effects of lease principal and leases accounted for as finance leases prior to adoption of IFRS 16	125	124
Individually immaterial items included in Net income neither providing nor using cash	(134)	(3)
Cash provided by operating activities	1,250	1,244

(1)	Refer to Note 31 of the interim consolidated financial statements for further information.

Mobile phone average revenue per subscriber per month (ARPU) is calculated as network revenue derived from monthly service plan, roaming and usage charges; divided by the average number of mobile phone subscribers on the network during the period, and is expressed as a rate per month.

About TELUS

TELUS (TSX: T, NYSE: TU) is a dynamic, world-leading communications technology company with $17 billion in annual revenue and 17 million customer connections spanning wireless, data, IP, voice, television, entertainment, video, and security. Our social purpose is to leverage our global-leading technology and compassion to drive social change and enable remarkable human outcomes. Our longstanding commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty. The numerous, sustained accolades TELUS has earned over the years from independent, industry-leading network insight firms showcase the strength and speed of TELUS’ global-leading networks, reinforcing our commitment to provide Canadians with access to superior technology that connects us to the people, resources and information that make our lives better.

TELUS Health is Canada’s leader in digital health technology, improving access to health and wellness services and revolutionizing the flow of health information across the continuum of care. TELUS Agriculture & Consumer Goods is a global technology provider of innovative data insights and digital solutions, creating a unified, trusted and sustainable value chain. TELUS International (TSX and NYSE: TIXT) is a leading digital customer experience innovator that designs, builds, and delivers next-generation solutions, including AI and content moderation, for global and disruptive brands across high-growth industry verticals, including tech and games, communications and media and eCommerce and fintech. TELUS and TELUS International operate in 28 countries around the world.

Driven by our determination and vision to connect all citizens for good, our deeply meaningful and enduring philosophy to give where we live has inspired TELUS, our team members and retirees to contribute more than $900 million, in cash, in-kind contributions, time and programs, and 1.8 million days of service since 2000. This unprecedented generosity and unparalleled volunteerism have made TELUS the most giving company in the world. Together, let’s make the future friendly.

For more information about TELUS, please visit telus.com, follow us @TELUSNews on Twitter and @Darren_Entwistle on Instagram.

Investor Relations

Robert Mitchell

(647) 837-1606

ir@telus.com

Media Relations

Steve Beisswanger

(514) 865-2787

Steve.Beisswanger@telus.com